

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

Via Facsimile
Ronald McGregor
Chief Financial Officer
Rouge Resources Ltd.
#203-409 Granville Street, Vancouver
British Columbia, V6C 1T2, Canada

>   **Re: Rouge Resources Ltd.**
>   **Form 20-F for Fiscal Year Ended January 31, 2013**
>   **Filed May 15, 2013**
>   **File No. 001-31799**

Dear Mr. McGregor:

We have performed a review of your filing that was limited to the matter addressed in the following comment.

Please respond to this letter within ten business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2013

Exhibit 1

Independent Auditor's Report, Page 2

1.   We note that your independent registered accountant's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or provide a reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 if you have questions regarding the comment.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining